SEC File Number: 001-39649

CUSIP: 368036109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D

☐ Form N-CEN ☐ Form N-CSR For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Gatos Silver, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

925 W Georgia Street, Suite 900

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6C 2G3

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gatos Silver, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022. On January 25, 2022, the Company disclosed that, during its mineral resource and mineral reserve reconciliation process for the Los Gatos Joint Venture, the Company concluded that there were errors in the technical report entitled “Los Gatos Project, Chihuahua, Mexico” with an effective date of July 1, 2020, as well as indications that there is an overestimation in the existing resource model. The Company has completed the update to its mineral resource and mineral reserve estimates and has filed a new technical report (NI 43-101) with the Ontario Securities Commission on November 11, 2022 and a technical report summary (Regulation S-K subpart 1300) with the SEC on November 14, 2022. The Company is in the process of assessing the impact of the new mineral resource and mineral reserve estimate on its financial statements for the quarterly period ended September 30, 2022 as well as the impact on the financial statements of prior periods. The Company is also evaluating material weaknesses in its internal controls over financial reporting.

On September 28, 2022, KPMG LLP (“KPMG”) resigned as the Company’s independent registered public accounting firm due to the previously announced changes in the composition and location of the Company’s new executive team in Vancouver and its understanding of the Organization of Chartered Professional Accountants of British Columbia Bylaws, which would require KPMG to be licensed in British Columbia. On November 14, 2022, the Company engaged Ernst & Young LLP (“EY”) as its independent registered public accounting firm.

The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 within the prescribed time period because the Company requires additional time to assess the impact of the new mineral reserve estimate on the required financial statements to ensure adequate recognition and disclosure of the information required to be included in the Quarterly Report on Form 10-Q and the Company’s new independent registered public accounting firm EY will require additional time to complete its review of the financial statements to be included in such Quarterly Report on Form 10-Q. The Company believes that it will be able to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 in the first quarter of 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
André van Niekerk	(720) 248 8904
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Gatos Silver, Inc. has not filed its Annual Report on Form 10-K for the year ended

December 31, 2021 and has not filed its Quarterly Reports on form 10-Q for the quarters ended March 31, 2022 and June 30, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively,

and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gatos Silver, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ André van Niekerk
André van Niekerk Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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